EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	Six Months Ended
	June 30,				Year Ended December 31,
	2010		2009		2009		2008		2007		2006		2005
Earnings:
Income before income taxes	$45,874		$34,383		$50,380		$42,832		$98,139		$97,186		$77,105
Fixed charges, excluding interest on deposits	13,710		23,633		41,565		48,321		51,510		48,839		44,468
Less: Preferred stock dividends	0		(3,685)		(4,085)		0		0		0		0

Subtotal	59,584		54,330		87,860		91,153		149,649		146,025		121,573
Interest on deposits	34,330		46,772		85,699		111,568		124,276		106,679		66,112

Total	$93,914		$101,102		$173,559		$202,721		$273,925		$252,704		$187,685

Fixed charges:
Interest on borrowed funds	$12,691		$18,950		$35,480		$46,421		$49,777		$46,906		$42,668
Interest component of rental expense	1,019		997		2,000		1,900		1,733		1,933		1,800
Preferred stock dividends	0		3,685		4,085		0		0		0		0

Subtotal	13,710		23,633		41,565		48,321		51,510		48,839		44,468
Interest on deposits	34,330		46,772		85,699		111,568		124,276		106,679		66,112

Total	$48,040		$70,405		$127,264		$159,889		$175,786		$155,518		$110,580

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.35	x	2.54	x	2.24	x	1.89	x	2.91	x	2.99	x	2.73	x

Including interest on deposits	1.95	x	1.46	x	1.38	x	1.27	x	1.56	x	1.62	x	1.70	x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	4.35	x	2.30	x	2.11	x	1.89	x	2.91	x	2.99	x	2.73	x

Including interest on deposits	1.95	x	1.44	x	1.36	x	1.27	x	1.56	x	1.62	x	1.70	x